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03015914

.TED STATES
EXCHANGE COMMISSION
.gton, D.C. 20549

SEC FILE NUMBER
8-29946

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-02___ AND ENDING ___12-31-02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTCOUNTRY FINANCIAL

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1917 BRITTANY PARK
(No. and Street)

CAMARILLO   CA   93012.
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES S. SCHMITT   (805) 529-4923
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALLSTEIN & WARNER LLP
(Name — if individual, state last, first, middle name)

6700 E. PACIFIC COAST HIGHWAY, SUITE 230, LONG BEACH, CA 90803-4217
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 17 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JAMES S. SCHMITT_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __WESTCOUNTRY FINANCIAL_____, as of __DECEMBER 31_____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

EDWARD BODE ADEMISOYE
Commission # 1273541
Notary Public - California
Ventura County
My Comm. Expires Aug 11, 2004

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTCOUNTRY FINANCIAL

2002 ANNUAL AUDITED REPORT



HALLSTEIN & WARNER

A LIMITED LIABILITY PARTNERSHIP

Certified Public Accountants

CONGRESSIONAL PLACE
6700 PACIFIC COAST HIGHWAY, SUITE 230
LONG BEACH, CALIFORNIA 90803-4217
(562) 594-5866 · FAX: (562) 594-7944

STEVEN D. EPERTHENER, C.P.A.
WILLIAM L. McCONNELL, C.P.A.
MITCHELL R. GELLER, C.P.A.

EVERETT J. CHINOWTH, C.P.A.

ROBERT E. HALLSTEIN, C.P.A.
1922-2001

To the Principal of Westcountry Financial

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Westcountry Financial as of December 31, 2002, statements of income and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcountry Financial as of December 31, 2002, and the results of its operations and changes in its financial condition for the year then ended in conformity with generally accepted accounting principles.

In connection with our examination, we have also examined the supplementary schedules on pages 3, 4, 6, and 7 of the Financial and Operation Combined Uniform Single Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, we have determined that the reconciliation pursuant of Rule 17a-5(d)(4) is not necessary. We also determined that Westcountry Financial during the period ended December 31, 1995 was in compliance with the exemptive provisions of Rule 15c-3-3, (k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, and held no funds or securities for, nor owed money or securities to, its customers. In our opinion, the supplementary schedules examined by us at December 31, 2002, present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Hallstein & Warner
Certified Public Accountants

March 25, 2003
Long Beach, California

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
WESTCOUNTRY FINANCIAL	N3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) _12-31-02_ [99]

SEC FILE NO. _8-2-9946_ [98]

ASSETS

Consolidated [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 151	200			$ 151	750
2. Receivables from brokers or dealers:						
A. Clearance account	1516	295				
B. Other		300	$	550	1516	810
3. Receivables from non-customers		355	637891	600	637891	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	23577	424				
E. Spot commodities		430			23577	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	10,000	735	10,000	930
12. TOTAL ASSETS	$ 25244	540	$ 647,891	740	$ 673135	940

OMIT PENNIES

BROKER OR DEALER	WESTCOUNTRY FINANCIAL	as of 12-31-02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable..................... $	5153 [1045] $	— [1255] ▼13$	5153 [1470]
14. Payable to brokers or dealers:			
A. Clearance account...................	[1114]	[1315]	[1560]
B. Other.......................... ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers...............	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value....................		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured......................	[1210]		[1690]
B. Secured........................	[1211] ▼12	[1390] ▼14	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings: .... 1. from outsiders ▼9 $ [970]		[1400]	[1710]
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:... from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements: .... 1. from outsider: $ [1000]		[1420]	[1730]
2. -Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES .... $	5153 [1230] $	— [1450] $	5153 [1760]

Ownership Equity

21. Sole proprietorship .... ▼15$	667982 [1770]
22. Partnership (limited partners ....▼11$ [1020])	[1780]
23. Corporation:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	[1795]
F. Less capital stock in treasury........................ ▼16( )	[1796]
24. TOTAL OWNERSHIP EQUITY .... $ 667982	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $ 673135	[1810]

OMIT PENNIES

BROKER OR DEALER . *WESTCOUNTRY FINANCIAL*   as of *12-31-02*

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition...................................... $ _66798_ | 3480
2. Deduct ownership equity not allowable for Net Capital ....₁₉(_____) | 3490
3. Total ownership equity qualified for Net Capital .... _66798_ | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................. _____ | 3520
   B. Other (deductions) or allowable credits (List)... _____ | 3525
5. Total capital and allowable subordinated liabilities..................................... $ _____ | 3530
6. Deductions and/or charges: ₁₇
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ _64789/_ | 3540
   B. Secured demand note deficiency .... _____ | 3590
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges................................. _____ | 3600
   D. Other deductions and/or charges .... _____ | 3610   (_64789/_) | 3620
7. Other additions and/or allowable credits (List).. _____ | 3630
8. Net capital before haircuts on securities positions ....₂₀ $ _2009/_ | 3640
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments ....$ _____ | 3660
   B. Subordinated securities borrowings................................... _____ | 3670
   C. Trading and investment securities:
      1. Exempted securities...................................₁₈ _____ | 3735
      2. Debt securities .... _____ | ·3733
      3. Options .... _____ | 3730
      4. Other securities .... _3537_ | 3734
   D. Undue Concentration .... _____ | 3650
   E. Other (List)................................... _____ | 3736   (_3537_) | 3740
10. Net Capital .... $ _16554_ | 3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER *WESTCOUNTRY FINANCIAL* as of *12-31-02*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ ___344___ | 3756 |
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
     of subsidiaries computed in accordance with Note (A) .... $ ___5000___ | 3758 |
13. Net capital requirement (greater of line 11 or 12) .... $ ___5000___ | 3760 |
14. Excess net capital (line 10 less 13) .... $ ___11,554___ | 3770 |
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... ₂₂ $ ___16,038___ | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition............................. $ ___5153___ | 3790 |
17. Add:
    A. Drafts for immediate credit.................................. ₂₁ $ _____ | 3800 |
    B. Market value of securities borrowed for which no equivalent
        value is paid or credited .... $ _____ | 3810 |
    C. Other unrecorded amounts (List)............................. $ _____ | 3820 | $ _____ | 3830 |
19. Total aggregate indebtedness .... $ ___5153___ | 3840 |
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)............ % ___.3113___ | 3850 |
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... % ___.2374___ | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits .... $ _____ | 3870 |
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... ₂₃ $ _____ | 3880 |
24. Net capital requirement (greater of line 22 or 23) .... $ _____ | 3760 |
25. Excess net capital (line 10 less 24) .... $ _____ | 3910 |
26. Net capital in excess of:
    5% of combined aggregate debit items or $120,000 .... $ _____ | 3920 |

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to item 1740) and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	WEST COUNTRY FINANCIAL		

For the period (MMDDYY) from `1-1-02` `3932` to `12-31-02` `3933`

Number of months included in this statement `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ `36356` `3935`
   b. Commissions on listed option transactions .... `10920` `3938`
   c. All other securities commissions .... `3939`
   d. Total securities commissions .... `47,276` `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... `3945`
   b. From all other trading .... `734` `3949`
   c. Total gain (loss) .... `3950`
3. Gains or losses on firm securities investment accounts .... `— 948` `3952`
4. Profit (loss) from underwriting and selling groups .... `3955`
5. Revenue from sale of investment company shares .... `3970`
6. Commodities revenue .... `3990`
7. Fees for account supervision, investment advisory and administrative services .... `12270` `3975`
8. Other revenue .... `54` `3995`
9. Total revenue .... $ `59386` `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ `4120`
11. Other employee compensation and benefits .... `4115`
12. Commissions paid to other broker-dealers .... `31897` `4140`
13. Interest expense .... `192` `4075`
    a. Includes interest on accounts subject to subordination agreements .... `4070`
14. Regulatory fees and expenses .... `1965` `4195`
15. Other expenses .... `17197` `4100`
16. Total expenses .... $ `51251` `4200`

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ `8135` `4210`
18. Provision for Federal Income taxes (for parent only) .... `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... `4222`
    a. After Federal income taxes of .... `4238`
20. Extraordinary gains (losses) .... `4224`
    a. After Federal income taxes of .... `4239`
21. Cumulative effect of changes in accounting principles .... `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ `8135` `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ `4211`

3/78

BROKER OR DEALER   WESTCOUNTRY FINANCIAL

For the period (MMDDYY) from _1-1-02_ to _12-31-02_

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period.	$ 659847	4240
A. Net income (loss).	8135	4250
B. Additions (Includes non-conforming capital of .... $ [4262])		4260
C. Deductions (Includes non-conforming capital of .... $ [4272])		4270
2. Balance, end of period (From item 1800)	$ 662982	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ —	4300
A. Increases		4310
B. Decreases.		4320
4. Balance, end of period (From item 3520).	$ —	4330

OMIT PENNIE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	WESTCOUNTRY FINANCIAL	as of 12-31-02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ✗ WEDBUSH MORGAN SECURITIES INC `4335` OTHER `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
`4600`	`4601`	`4602`	`4603`	`4604`	`4605`
`4610`	`4611`	`4612`	`4613`	`4614`	`4615`
`4620`	`4621`	`4622`	`4623`	`4624`	`4625`
`4630`	`4631`	`4632`	`4633`	`4634`	`4635`
`4640`	`4641`	`4642`	`4643`	`4644`	`4645`
`4650`	`4651`	`4652`	`4653`	`4654`	`4655`
`4660`	`4661`	`4662`	`4663`	`4664`	`4665`
`4670`	`4671`	`4672`	`4673`	`4674`	`4675`
`4680`	`4681`	`4682`	`4683`	`4684`	`4685`
`4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

WESTCOUNTRY FINANCIAL
STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	$ 8,135	
Adjustments to reconcile net income to net cash used by operating activities:		
Gain on sale of securities	(734)	
Adjustment of securities to market value	948	
Increase in payables	1,176	
Increase in receivables	(17,769)	
Net cash used by operating activities		$(8,244)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of securities	17,561	
Purchase of securities	(17,286)	
Net cash provided by investing activities		275
Decrease in cash		(7,969)
Cash at beginning of year		8,120
Cash at end of year		$ 151

HALLSTEIN & WARNER

A LIMITED LIABILITY PARTNERSHIP

Certified Public Accountants

CONGRESSIONAL PLACE
6700 PACIFIC COAST HIGHWAY, SUITE 230
LONG BEACH, CALIFORNIA 90803-4217
(562) 594-5866 · FAX: (562) 594-7944

STEVEN D. EPERTHENER, C.P.A.
WILLIAM L. McCONNELL, C.P.A.
MITCHELL R. GELLER, C.P.A.
_____

EVERETT J. CHINOWTH, C.P.A.
_____

ROBERT E. HALLSTEIN, C.P.A.
1922-2001

March 25, 2003

Westcountry Financial
Sec. File No. 8-29946

   In connection with the examination of Westcountry Financial for the
period ended December 31, 2002, no material differences exist between
the computation of net capital per the company's most recent unaudited
Focus Report Part IIA and the computation of net capital under Rule
15c3-1.

Hallstein & Warner
Certified Public Accountants

HALLSTEIN & WARNER

A LIMITED LIABILITY PARTNERSHIP

Certified Public Accountants

CONGRESSIONAL PLACE
6700 PACIFIC COAST HIGHWAY, SUITE 230
LONG BEACH, CALIFORNIA 90803-4217
(562) 594-5866 · FAX: (562) 594-7944

STEVEN D. EPERTHENER, C.P.A.
WILLIAM L. McCONNELL, C.P.A.
MITCHELL R. GELLER, C.P.A.

EVERETT J. CHINOWTH, C.P.A.

ROBERT E. HALLSTEIN, C.P.A.
1922-2001

March 25, 2003

To the Principal of Westcountry Financial:

We have examined the financial statements of Westcountry Financial for the year ended December 31, 2002, and have issued our report thereon dated March 25, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedure necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westcountry Financial that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(1) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company was in compliance with the condition of the exemption; no facts came to our attention to indicate that such conditions had not been complied with during the period.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of the Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers of perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessary disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Westcountry Financial taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedure that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedure were adequate at December 31, 1997 to meet the Commission's objectives.

This report is intended solely for use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hollstein & Warner
Certified Public Accountants

March 25, 2003
Long Beach, California